

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 20, 2023

Charlotte Rasche
Executive Vice President and General Counsel
Prosperity Bancshares, Inc.
Prosperity Bank Plaza
4295 San Felipe
Houston, TX 77027

   Re: Prosperity Bancshares, Inc.
     Registration Statement on Form S-4
     Filed January 11, 2023
     File No. 333-269187

Dear Charlotte Rasche:

   This is to advise you that we have not reviewed and will not review your registration statement.

   Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   Please contact John Stickel at 202-551-3324 with any questions.

        Sincerely,

        Division of Corporation Finance
        Office of Finance